UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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(Exact Name of Registrant as Specified in Its Charter)

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TAIWAN, REPUBLIC OF CHINA	001-31335	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
1 LI-HSIN ROAD 2 HSINCHU SCIENCE PARK HSINCHU, TAIWAN REPUBLIC OF CHINA (Address of principal executive offices)

Benjamin Tseng

Chief Financial Officer

1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone No.: +886-3-500-8800

Facsimile No.: +886-3-564-3370

Email: IR@auo.com

(Name and telephone, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules.

With respect to conflict minerals necessary to the functionality or production of products manufactured by AU Optronics Corp. (“we,” “us” or “our”), or contracted by us to be manufactured, and required to be reported on Form SD for 2019 (collectively, “CMs”), we conducted in good faith a country of origin inquiry that we believe was reasonably designed to determine whether any of the CMs originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). For a description of our country of origin inquiry, please see the discussion in Exhibit 1.02 of the measures we took to exercise due diligence (of which such inquiry was a part), which discussion is incorporated herein by reference.

To the extent we know or have reason to believe that the CMs originated, or may have originated, in the Covered Countries and may not have been from recycled or scrap sources, we exercised due diligence on the source and chain of custody of the CMs as required by the SEC rules. For further information, please refer to Exhibit 1.02.

The disclosures contained in this Form SD are available on our website, https://auo.com/zh-TW/Stock_Services/index/Material_Information_and_Announcement_1. The website and the information accessible through it are not incorporated into this specialized disclosure report.

ITEM 1.02 Exhibit

The registrant’s Conflict Minerals Report required by Item 1.01 is attached hereto as Exhibit 1.02.

ITEM 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AU OPTRONICS CORP.

By:	/s/ Shuang-Lang (Paul) Peng
Name:	Shuang-Lang (Paul) Peng
Title:	Chairman and Chief Executive Officer

Date: May 28, 2020